UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 05, 2025, Nvni Group Limited (the “Company”) announced that Founder and Chief Executive Officer Pierre Schurmann has entered into a binding investment agreement to invest $6 million of personal capital in the Company through a direct private placement of equity securities, subject to closing conditions (the “Investment Agreement”). Pursuant to the Investment Agreement, Xurmann Investments Ltd, an investment vehicle wholly owned by Mr. Schurmann, will acquire 1,500,000 ordinary shares at $4.00 per share, along with five-year warrants to purchase 300,000 additional shares at an exercise price of $25.00 per share.

The foregoing description above is only a summary of the Investment Agreement and is qualified in its entirety by reference to the Investment Agreement which is filed as Exhibit 10.1 to this current report on Form 6-K and is incorporated herein by reference thereto.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Investment Agreement dated December 04, 2025.
99.1	Press Release dated December 05, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: December 10, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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